UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLYECO, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38000P 104
(CUSIP Number)

William Miller 2112 W Harrison St Chandler, Az 85224
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 38000P 104

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). WILLIAM MILLER R. WESLEY COMPANY, LLC WILLIAM JEFFREY MILLER REVOCABLE TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES for all natural persons and entities in Section 1.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,212,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,212,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,500 total (William Miller – 192,500; R. Wesley Company, LLC – 840,000; William Jeffrey Miller Revocable Trust – 180,000)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (See Instructions) WILLIAM MILLER - IN R. WESLEY COMPANY, LLC - OO WILLIAM JEFFREY MILLER REVOCABLE TRUST - OO

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share, of GlyEco, Inc., a Nevada corporation (the “Issuer” or “GlyEco”), with its principal executive offices at 4802 E. Ray Road, Suite 23-196, Phoenix AZ 85044.

Item 2.  Identity and Background.

William Miller

(a) Name: This statement is filed by William Miller

(b)  Personal Residence Address:

2112 W Harrison St, Chandler, AZ 85224

(c) Principal Occupation or Employment:

Consultant

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

R. Wesley Company, LLC

(a) Name:                                                       R Wesley Company, LLC

(b) State of Organization:                           Arizona Limited Liability Corporation

(c) Principal Business:                                Consulting

(d) Address of Principal Office:                 2112 W Harrison St, Chandler, AZ 85224

(e) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

William Jeffrey Miller Revocable Trust dated 4/26/2006

Revocable Trust for the benefit of William Jeffrey Miller, 2112 W Harrison St, Chandler, AZ 85224

Item 3. Source and Amount of Funds or Other Consideration

On November 21 2011, GlyEco, Inc. consummated a reverse triangular merger (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) with GRT Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of the Company, and Global Recycling Technologies, Ltd., a Delaware corporation and privately-held operating subsidiary (“Global Recycling”).

GRT Acquisition, Inc. was incorporated in the state of Nevada on November 7, 2011 for the sole purpose of the consummating the Merger. Pursuant to the Merger Agreement, Merger Sub merged with and into Global Recycling, with Global Recycling being the surviving corporation and which resulted in Global Recycling becoming a wholly-owned subsidiary of the Company. The stockholders of Global Recycling exchanged an aggregate of 11,591,958 shares of common stock of Global Recycling, representing 100% of the issued and outstanding shares of common stock of Global Recycling on the date the Merger was consummated (the “Closing Date”), for aggregate of 11,591,958 shares of common stock of GlyEco which represented approximately 53.60% of issued and outstanding shares of common stock of GlyEco upon the consummation of the Merger. Also, pursuant to the Merger Agreement, the Company cancelled an aggregate of 63,000,000 shares of common stock held by Ralph M. Amato, the Chief Executive Officer, President and Chairman of the Company prior to the Merger. Upon the consummation of the Merger, GlyEco had an aggregate of 21,626,241 shares of common stock issued and outstanding.

Pursuant to the Merger Agreement, each share of Global Recycling common stock held by R. Wesley Company and William Jeffrey Miller Revocable Trust was automatically converted into a share of common stock of the Issuer.  Accordingly, R. Wesley Company received 840,000 shares of the Issuer and William Jeffrey Miller Revocable Trust received 180,000 shares of the Issuer.  In addition, each outstanding option to purchase Global Recycling stock held by William Miller was automatically converted into an option to purchase the Issuer’s stock and was assumed by the Issuer.  William Miller was issued 350,000 options to purchase Global Recycling stock, 192,500 which vested on October 25, 2011.  The remainder of the options vest at later dates.  These options in Global Recycling have been converted to options to buy Issuer common stock and have been assumed by the Issuer.

Item 4. Purpose of Transaction

     See Item 3 above.

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the expiration of the lock-up agreement entered into by the Reporting Person in connection with the merger, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer.

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

     Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Persons own an aggregate of 1,212,500 shares of the Issuer’s common stock (consisting of William Miller’s 192,500 options to buy Issuer’s common stock, R. Wesley Company, LLC’s 840,000 shares issued and outstanding, and William Jeffrey Miller Revocable Trust’s 180,000 shares issued and outstanding).  The Reporting Persons’ beneficial ownership represents approximately 5.6% of the Issuer’s Common Stock as of the date of this filing based on 21,626,241 shares issued and outstanding, per Issuer’s 8-K filed on 11/28/11.

(b)  Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

1,212,500

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

1,212,500

Shared Power to Dispose or to Direct the Disposition of:

0

(c) Transactions in the securities effected during the past sixty days: Includes 192,500 shares of common stock issuable upon the exercise of options at $0.50 per share until October 25, 2021 (became exercisable on 10/25/11).

(d)  No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

 (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2011
By: /s/ William Miller
William Miller